Exhibit 10.1
Special Report
This report is published by Misonix, Inc. (“Misonix” or the “Company”) to provide the investor with a general review of the Company’s technology and growth prospects for various products. This report supplements some of the information that is available in the Company’s Form 10-K and related documents. Except for historical information contained herein, the matters discussed in this report contain forward-looking statements.  The accuracy of these statements is subject to significant risks and uncertainties.  Actual results could differ materially from those contained in the forward-looking statements.
December 1, 2010
Technology and Growth Status Report
Misonix develops, manufactures and markets ultrasonic medical devices for special surgery and laboratory equipment. The Company’s medical systems are used for spine surgery, neurosurgery, general surgery, maxillofacial surgery, cosmetic surgery and surgical wound debridement. The company was founded in 1959 and has executive offices and production facilities in Farmingdale, N.Y.

Symbol: MSON — Price:	$2.30
52-Week price range:	$1.61 - $3.84
Shares outstanding:	7,000,000
Market capitalization:	$16.1 million
Shares held by insiders:	Approx. 21	%*
% held by institutions:	10.1%
Daily trading vol. (avg):	7,000 sh
Cash/share (9/31/10)	$1.35
Book val./share (9/31/10)	$2.45

	FY	FY	1Q	1Q
FY ends 6/30	2009	2010	(9/09)	(9/10)
• Device sales (000)	$9,688	$10,737	$2,003	$2,692
• Lab/other (000)	3,025	2,634	$628	$566

Total sales	$12,713	$13,371	$2,631	$3,258
Gross profit (000)	$5,218	6,526	1,009	1,637
Gross margin:	41.0%	48.8%	38.4%	50.3%
Net income (000)**:	$(1,573)	$(2,191)	$(1,247)	$(843)
EPS**	$(0.22)	$(0.31)	$(0.18)	$(0.12)

*	Includes 1,164,410 shares which are issuable upon the exercise of presently vested options.

**	Continuing operations
Introduction
The worldwide market for ultrasonic tissue removal products is approximately $3.8 billion in annual sales and is one of the fastest growing sectors of the medical device field. Misonix is a technological leader in ultrasonic surgical devices and markets a wide range of products for orthopedic surgery including spine and maxillofacial procedures, as well as neurosurgery, general surgery, cosmetic surgery, wound debridement, etc.
We have recently undertaken a reorganization program that is now largely complete. A central feature has been the divestiture of non-core assets over the past 18 months which — along with other changes that have been put into place — has produced a more focused company, with over $9 million in cash and a strong potential for growth and profit margin expansion. Other aspects include expense belt-tightening, product rationalization, the launch of additional disposable products, establishment of a U.S. sales force selling Misonix-labeled products direct to hospitals, and expansion of international distribution including important new contracts in Brazil, China, France, Germany and the Russian Federation.
Our share price is near the low end of the 3-5 year range. Price recovery depends on whether recent revenue and profit margin trends continue in the coming quarters, and the extent to which the Company begins to attract broader interest and attention. The current valuation is modest by medical device standards as a multiple of annual sales. Our top three products — in bone cutting, wound debridement and surgical aspiration systems — are strong entries in an addressable world market of over $1 billion in annual sales. We expect significant market share expansion in each of these areas in the years ahead.

Senior Management

Michael A. McManus, Jr. President, Chief Executive Officer	CEO since 1999. Former President and CEO of New York Bancorp, Inc., prior to which he held senior positions with Jamcor Pharmaceutical, Pfizer and Revlon. Former Assistant to President Ronald Reagan.

Richard Zaremba Senior VP, CFO, Treasurer, Secretary	With Company since 1999. Former VP and CFO of Comverse Information Systems, a manufacturer of digital voice recording systems, prior to which he was VP and CFO of Miltope Group, Inc.

Michael C. Ryan Senior VP, Medical Division	Joined in 2007. Former Senior VP and General Manager for Nomos Radiation Oncology and Executive VP Business Development for Inter V, Inc., a medical device company marketing specialty products for interventional radiology, interventional cardiology and oncology.

Dan Voic VP, R&D and Engineering	Approximately 15 years of senior scientific and product development experience at Misonix with demonstrated expertise in all phases of ultrasound technology.

Ronald Manna VP, Regulatory Affairs	Present position since 2002. Former VP of R&D and Engineering, VP of Operations and Director of Engineering of the Company.

Frank Napoli VP, Operations	Joined in 2004. Former VP of Manufacturing for Spellman High Voltage Electronics Corp. Prior Director of Manufacturing for Telephonics Corporation.

Board of Directors

Michael A. McManus, Jr.	Chairman, President and Chief Executive Officer of Misonix (see above).

Howard Alliger	Chairman of the Board and CEO of Frontier Pharmaceutical, Inc. Founded the predecessor company to Misonix in 1955. Former president of the Ultrasonic Industry Association

T. Guy Minetti	CEO of Twig Tek, LLC, which is engaged in the recirculation and recycling of used electronics; prior to which he founded and was Managing Director of Senior Resource Advisors LLC, a management consulting firm; prior to which Mr. Minetti served as the Vice Chairman of the Board of Directors of 1-800- Flowers.Com, Inc.; prior to which he was the Managing Director of Bayberry Advisors, an investment banking firm he founded in 1989. From 1981 through 1989, Mr. Minetti was a Managing Director of Kidder, Peabody & Company where he worked in the investment banking and high yield bond departments.

Thomas F. O’Neill	Founding principal of Sandler O’Neill & Partners, LP, an investment banking firm. Serves on the Board of Archer-Daniels-Midland Company and The Nasdaq Stock Market, Inc.

John Gildea	Founding principal of Gildea Management Company, a management company focusing on special situations in the U.S. and Central Europe. Previously managed the Corporate Series Group at Donaldson Lufkin Jenrette.

Dr. Charles Miner III	Currently practices internal medicine in Darien, Connecticut. Serves on staff at Stamford and Norwalk Hospitals; Instructor in clinical medicine at Columbia University College of Physicians and Surgeons.

Executive Offices	1938 New Highway, Farmingdale, NY 11735 Tel: (631) 694-9555

Auditors	Grant Thornton LLP Melville, NY

Corporate Counsel	Joel I. Frank, Esq. Wilk Auslander LLP — New York, NY

Executive Summary
•
Misonix is believed to be one of a limited number of companies in the world that has the ability to apply ultrasound technology to a broad range of specialty surgical devices. We develop, produce, and sell proprietary and patented products. All R&D, engineering, product development and manufacturing is done at the Misonix headquarters facility in Farmingdale, Long Island, New York.

•
The Misonix advantage is comprised of our large patent portfolio along with the skills and know-how of our scientists accumulated over the last 20 years. Misonix is a leader in ultrasonic surgical specialty systems with a wide range of products for general surgery, neurosurgery, spine surgery, surgical wound debridement and liposuction. We believe there are very few companies in the ultrasound field that know as much about the design and manufacture of high-quality therapeutic medical devices than does Misonix.

•
We sell our surgical products on a private label or OEM basis through large partners like Johnson & Johnson, Aesculap and Covidien and most recently, through our own network of sales agencies and specialty distributors selling direct to hospitals. International distribution has expanded throughout Europe, the Middle East, Latin America and selected markets in Asia. Important contracts in Brazil, China, France, Germany and Russia have recently been executed.

•	Each Misonix surgical product includes an ultrasonic generator and a disposable component, which allows for continued sales after the placement of a unit at consistently high profit margins.
•
Through our recently completed program of selling off non-core business units, we have become a more focused surgical device company. Misonix has amassed over $9 million in cash. With no debt on the balance sheet, the Company is in a strong position to acquire additional products, develop new products or acquire distribution rights for products to be sold to its present customer base.

•	Misonix has a focused strategy to:
•	Build a profitable high margin surgical device business.
•	Expand its channels of distribution throughout the world.
•	Build brand awareness for the Misonix name.
•	Focus on cost control, manufacturing efficiencies and expense reduction.
•	Increase margins and generate respectable net income.
The following illustrates many of the expected drivers of our revised growth strategy.
Misonix Growth Model

•
Fiscal year 2010 was a transitional year owing to new initiatives and the phasing out of former businesses, which in some cases distorted year-to-year quarterly comparisons. Encouraging patterns have begun to emerge as seen by strong sales growth for medical devices in the last three quarters.

					Fiscal 2011
Fiscal 2010	1Q (Sep.)	2Q (Dec.)	3Q (Mar.)	4Q (Jun.)	1Q (Sep.)

Medical Device Sales (000)	$2,003	2,494	2,635	3,605	$2,692
% Gain	(12%)	(31%)	73%	60%	34.0%

Gross Margin – Company	38.4%	47.8%	51.8%	53.6%	50.3%
Prior year	37.0%	40.0%	42.8%	45.0%	38.4%
•	Profit margin improvement is partly the result of tighter control of corporate overhead costs. On a more fundamental level, it reflects a series of initiatives that are starting to take hold:
•
The Company is transitioning from our historic reliance on private label and OEM customers to promotion of our own products under the Misonix brand name. Brand name products now account for 46% of our sales, up from 33% over the course of the past 12 months.

•
We are expanding direct to hospital marketing and sales through smaller, specialty agencies and distributor organizations, which typically earn lower commissions or discounts than is the case with exclusive contracts with large distribution houses.

•
We are starting to shift from reusable products to reusable products with disposable components. This should be beneficial not only for margins but building customer loyalty and repeat business. The following table illustrates approximate average hospital list prices for disposable components for some of the major applications.

	Surgical	Bone Cutting
	Aspiration	and Sculpting	Wound Debridement
(in the OR)
Avg. Sales Price:	$500	$450	$400
Expected use frequency:	5x/month	8x/month	5x/month
•
The Company’s technology base consists of over 45 issued patents covering a wide spectrum of products, methods and procedures, as well as extensive know-how and product design skills that have been accumulating over the past 20 years. These skills range from knowing how to work with the complexities of acoustical waves in order to optimize performance, to in-house control of all phases of electronic design, which is a rare capability in medical device manufacturing.

•
Misonix shares continue to trade near the bottom of the 3-5 year price range. Price recovery depends on whether recent revenue and profit trends continue over the coming quarters and the extent to which the Company begins to attract broader interest and attention. The current valuation modestly exceeds trailing revenues and book value.

•
Our top three products — BoneScalpel™, SonicOne® and SonaStar® — are strong entries in an addressable world market with over $1 billion in annual sales. M&A activity in the ultrasound device field has been strong and has left relatively few independent companies in the sector.

•
Another potential valuation driver for MSON is the development of promising HIFU technology described in this report. Recently, the French company EDAP, which is the current market leader in HIFU, reported favorable clinical outcomes for over 800 patients with localized prostate cancer that were treated with its Ablatherm®-HIFU system. It was reported that for a representative number of patients, the cancer specific survival rate and the freedom from metastatic disease rate were 99% and 97%, respectively, at eight years. We believe this further validation of HIFU as a cancer tumor ablation technology may help to explain the recent rise in investor interest in EDAP shares.

52- Week Shock Chart
Source: Big Charts
Company Overview and Growth Strategy
The total market for ultrasonic tissue removal encompasses $3.8 billion on a worldwide basis. Misonix participates in both hard and soft tissue sectors with a broad range of products, as summarized in the following diagram. The use of ultrasound for tissue ablation is still in early stage market development and potential for new uses abound.

Hard Tissue		Soft Tissue
Misonix Products		Misonix Products
BoneScalpel		SonicOne, SonaStar, LySonix, AutoSonix
Addressable Market: $1.45 billion		Addressable Market: $2.3 billion
Current Markets	Potential Markets	Current Markets	Potential Markets

• Spine	• ENT	• Wound debridement	• Tumor ablation
• Maxillofacial	• Neurosurgery	• Neurosurgery	• Vascular
	• Cartilage	• General surgery	• HIFU
	• Arm and hand	• Liposuction
• Foot and ankle

Revised Misonix Growth Strategy
Misonix is rapidly moving from its historical diversified products orientation towards becoming a focused medical device company. We are also moving from a historical reliance on reusable products by adding high margin disposables, from private label and OEM customers to greater emphasis on Misonix as a brand name, from sales to large distribution houses with relatively low margins to more direct to hospital sales in the U.S. and significant expansion in international distribution agreements. These are classic growth strategies in the medical device sector and we can now pursue them without the encumbrances of the past.
The following table summarizes the various non-core products and businesses that have been divested over the past 15 months. The proceeds from these divestitures have helped to raise cash to over $9 million and enabled us to not have to renew a former $8 million bank line of credit. We expect net cash to climb towards $14 million if all of the proceeds from the divestiture program are realized, which cannot be guaranteed.

						Proceeds
			Total	Proceeds at	Proceeds	Released
		Closing	Proceeds	Closing	Pending	Post Closing
			(mil)	(mil)	(mil)
Labcaire Systems, Ltd.*	Hospital products	8/5/09	$5.6	$3.6	$2.0	.250

Laboratory Ultrasonics	Lab products	4/7/09	3.5	3.5	—

Sonora Medical Systems	Hospital Product refurbishment	10/2/09	8.0	6.4	0.4	.400

Equity stake in Focus Surgery**	HIFU	5/28/10	5.8	—	5.8

		Total	$21.7	$13.5	$8.2	.650

*	$1.0m note payable in equal $250,000 installments over 4 years and up to $1.0m in commissions based on product sales

**	Paid by USHIFU, LLC on basis of earn-out mostly as a percentage of gross revenues
We expect savings from the sale of these businesses and the reduction of associated overhead to generate over $1 million in cost savings over the next 12 months. This includes a $750,000 reduction in personnel costs, $200,000 annual savings due to lower insurance premiums, and $150,000 in savings from no longer having bank credit line carrying costs.
Shift to Misonix as a brand name. Misonix has historically had a heavy component of private label and OEM business or has licensed our technology to others. While this has usually resulted in less expensive product launches and quick launch times, it has often been to the detriment of business predictability, quarter-by-quarter growth continuity and profit margins. The progress that Misonix has recently made in promoting Misonix as a brand name is seen in the accelerating sales growth of the BoneScalpel, SonicOne and SonaStar products. Brand name products now account for 46% of Company sales, up from 33% roughly 12 months ago.

Shift from reuseables to disposables. The Company’s gross profit margin for continuing operations, which has reached 49%, should significantly benefit to the extent that disposable products as a percent of total sales continue to climb. This is partly a function of manufacturing efficiencies that are lowering unit costs, thus making disposables more price competitive, but also reflects entry into market sectors where the use of disposables is more commonplace — such as in hospital operating rooms. The following table illustrates approximate average list prices for disposable components of some lead products:

	SonaStar	BoneScalpel	SonicOne

Avg. List Price:	$500	$450	$400
Expected use frequency:	5x/month	8x/month	5x/month
More direct sales and more profitable contracts. There is a positive trend currently underway with respect to distribution channels. More growth is being generated through direct to hospital and specialty distributor sales than is taking place through contracts with large OEM/private label distribution partners like J&J, Aesculap and Covidien. The fact that distributor pricing and profits are improving adds another dimension to the Company’s growth potential — not unlike an effective price increase that could continue over the course of the next several years.
Future Development and Growth
Misonix will continue its internal development of unique, ultrasonic medical devices using its proprietary IP and knowhow, while adding to its worldwide distribution organization. It is anticipated that growth may come from a number of diverse sources such as:
•	Misonix expects to build on its present platform by adding new disposable probes aimed at increasing product utilization in present markets.

•	Misonix will look for opportunities to use the present products in new markets or for different procedures. Examples would be taking the BoneScalpel™ into the small bone hand and foot markets.

•	Misonix expects to develop new ultrasound product applications for both soft and hard tissue.

•
Misonix expects to negotiate business opportunities with companies that produce products used in the same procedures as current Misonix products or products that can be sold to the same Misonix customers. Misonix wants to be in a position where it is selling multiple products to the same customers. These opportunities for growth would come in the form of distribution agreements or product line acquisitions.

•	Misonix expects to meet with investment bankers and business brokers to find synergistic product acquisition opportunities.

•	In some cases, Misonix may look at a new distribution capability for acquisition. This could be in the form of a unique domestic or international sales force.

•	As noted previously, Misonix expects to meet with companies and investors interested in working with Misonix to continue the development of its own unique HIFU technology.

Leading Products
Misonix BoneScalpel™
Ultrasonic Bone Cutting System
The BoneScalpel has consistently generated strong growth since its U.S. introduction more than two years ago. This product gives Misonix a unique niche in the dynamic field of spinal surgery, and an opportunity to enter other areas of small bone orthopedic and maxillofacial surgery.
The BoneScalpel is a novel ultrasonic bone cutting tool capable of making a 0.5mm clean cut with minimal necrosis or burn artifacts, little inflammation, and minimal effect on soft tissue. The device can make linear and curved cuts, on any plane, with precision previously unavailable.
The BoneScalpel is so precise that it can cut a window in an eggshell while leaving the membrane intact. The product is ideally suited for surgical small bone applications involving the spine, the maxillofacial area (facial, nasal and jawbones), the skull, and the hand and foot. Minimal damage to surrounding soft tissue is an important feature, especially in spine surgery, and in other areas of the body where critical nerve tissue and vasculature may be in close proximity to the surgical site.
BoneScalpel
Traditional powered cutting instruments like high-speed burrs or oscillating saws are far more aggressive, do not distinguish between hard and soft tissue and are often less precise. Additional opportunities may exist in selected indications for large bone surgery, i.e. the knee.
The BoneScalpel will compete mainly against pneumatic and electronic bone cutters, where the largest companies in the sector include Stryker, Synthes and Medtronic. The product addresses an estimated $600 million global market for spine, maxillofacial, ENT, foot and ankle, and plastic surgery/reconstructive procedures.
Comparison of Bone-Cutting Technology

	BoneScalpel	High-Speed Drill	Micro Saw

Cutting Frequency	23 kHz	80,000 rpm	20,000 cpm
Tip Characteristic	Blunt blade	Abrasive surface	Sharp teeth
Cutting mode	Longitudinal	Rotational	Traverse
Minimum kerf size	0.54 mm	2 mm	0.4 mm
Tip start/stop	Near instant	Delayed	Minor delay
Tip cooling	Direct to vibrating edge	Indirect/ancillary	Indirect/ancillary
Effect on soft tissue	Minimal	Very aggressive (wrapping, tearing)	Very Aggressive (tearing)

Additional Product Features
The BoneScalpel offers the speed and convenience of a powered instrument without the dangers associated with conventional rotary instruments. With the BoneScalpel, bone yields to recurring impacts resulting in a high-precision compression cut while the blade is being irrigated by a patented jet nozzle that directs irrigation fluid over the blade to prevent bone necrosis. The effect on soft tissue is substantially muted because the elastic and flexible structure of this tissue tends to absorb the impact energy like a spring. This is a big advantage in anatomical regions like the spinal dura, where accidental perforation of the spinal cord is not an uncommon mishap, especially in revision procedures. Another feature of the BoneScalpel is that the linear motion of the blunt tip avoids accidental trapping of soft tissue while eliminating the spinning and tearing associated with rotary power instruments. Surgeons are able to improve on existing techniques and design new approaches to performing osteotomies and removing bone, which can lead to substantial time savings and increased efficiency in the operating room.
The BoneScalpel enables the reduction of bone resection times in laminectomies by up to 60 minutes, and more extensive spinal procedures by as much as 2 hours. According to the American Association of Neurological Surgeons, there are 250,000 laminectomies performed in the U.S. each year and the number of procedures continues to grow due mainly to expansion in the population of elderly Americans and technological advances. It is possible that the BoneScalpel will become a universal tool in spine surgery for nerve decompression, implant site preparation and the correction of deformities like scoliosis. Spine surgery is only one aspect of the potential market for the BoneScalpel. Current commercial opportunities exist in craniofacial surgery for the correction of facial and jaw deformities and the treatment of sleep apnea, as well as for pediatric and small bone surgery.

BoneScalpel Product Summary

Current addressable market	$600 million

Potential future applications
1) Cartilage	$400 million – spine
2) Large bone	$400 million – hip, knee

Target medical practitioners:	Orthopedic surgeons, neurosurgeons, plastic surgeons
Primary user sites:	Specialty/ General/ VA hospitals, Day Surgery Centers

Marketed by:	Domestic: Aesculap (Spine), Specialty Agencies International: Specialty Distributors

Average unit price	$30,000 per system and $450 for disposables

Reimbursement status	Reimbursement varies by country and procedure

Primary competitors
• High-speed burrs	Medtronic, Anspach, Stryker, Aesculap
Spine, neuro and ENT
• Small bone power saws	Synthes, Stryker, MicroAire
Maxillofacial, hand, foot, ankle

SonicOne®
Ultrasonic Wound Care System
The SonicOne is an innovative system that offers tissue specific debridement and cleansing of wounds for effective removal of devitalized tissue and fibrin deposits while sparing viable cells. This tissue specific capability is in part due to the fact that healthy and viable tissue structures have a higher elasticity and flexibility than necrotic cells and are more resistant to destruction from ultrasound effects. This ultrasound debridement process separates infected from viable layers for a more defined treatment and reduced pain sensation. Clinical applications include, but are not limited to, the debridement of diabetic foot ulcers, venous ulcers, pressure sores, burns and bone. Ease of use and portability make the SonicOne suitable for a broad variety of wound care settings: acute care, operating rooms, extended care facilities, outpatient facilities and wound care clinics. The SonicOne is a new approach to advanced wound care and progression towards patient healing.
The SonicOne facilitates an extremely thorough debridement, by successfully removing necrotic materials and devitalized tissue with minimal pain sensation and excellent preservation of healthy, soft tissue.
The Debridement Probes are designed to address the needs of different wound types. The unique shape of each probe allows the clinician to choose the most appropriate probe based upon the wound characteristics. The ultrasonic probe allows for deep tissue penetration and causes cell destruction within the wound bed. Continuous irrigation (via the built in pump) provides a medium for cavitation and flushes the wound of fibrin deposits and bacterial growth while preserving most healthy tissue.
SonicOne
All of the ultrasonic probes are designed for direct contact with the wound surface, providing maximum wound debridement efficacy.
Clinical experience with the SonicOne suggests exceptional wound bed granulation, accompanied by significantly reduced bleeding and tissue trauma.
The standard of care for wound debridement procedures (the use of the traditional scalpel or curette) has not changed in decades. Currently, in the USA, the use of the SonicOne can be billed under certain existing codes for wound debridement, but no additional reimbursement is given for use of ultrasound energy. Reimbursement codes can be expanded with published clinical evidence that supports improved clinical efficacy and cost-effectiveness of advanced wound debridement options like the SonicOne. With technology specific reimbursement as the ultimate goal, a randomized trial involving a statistically significant number of patients will be submitted for publication in a leading medical journal in the near future, comparing ultrasonic wound debridement with standard manual approaches, focusing on reduction of wound area and incidence of complete healing. Ultimately, this study will be the basis for the Company’s petition to the applicable agencies that control healthcare reimbursements.

Market data indicates that chronic wounds afflict more than 8 million Americans. A large segment of the chronic wound market is comprised of diabetics with foot ulcers (3-5 million in the U.S.). Healthcare costs for the treatment of diabetic ulcers ranges from $7,400 — $20,600 per episode. Close to 20% of diabetic patients with ulcers will require some type of lower extremity amputation during their lifetime, accounting for more than 80,000 amputations per year in the U.S. One of the main factors in this is poor wound care management. Another large segment is the chronic leg ulcer. 2.5 million Americans have venous leg ulcers and the prevalence level is 3.5% in people over age 65. Cost of care per episode can exceed $40,000 and recurrence rates can be as high as 70%. Total U.S. healthcare spending approximates $3 billion. The global market for advanced wound management is valued at $3.7-4.0 billion and continues to expand primarily due to the growth of the elderly population, sedentary lifestyles and the rising incidence of diabetes. Secondary wound care market priorities include hospital-acquired pressure ulcers, which afflict up to 28% of patients in long-term care facilities.
The SonicOne has been marketed to wound care clinics and outpatient facilities for quite some time, but recently the emphasis has expanded to include long-term acute care hospitals and government funded facilities (military, VA Hospitals and Indian reservations), where patient populations are large and reimbursement is generally favorable.
•
Long-term acute care hospitals. There are approximately 400 long-term acute care hospitals in the U.S. with many owned by corporate entities such as Vibra Healthcare and Triumph Healthcare. These institutions specialize in the treatment and rehabilitation of medically complex patients who require an extended stay in a hospital setting (25-30 days or longer). Reimbursement in these facilities is based on a flat-fee, so using technologies that may reduce the length of stay, such as SonicOne, are of great interest. Much of the Company’s business in this sector has been generated through monthly rental programs where customers can pay as little as $2,000 per month for the use of a SonicOne System. It is expected that most rentals will ultimately convert to capital purchases.

•
Acute care general hospitals and Government Funded Facilities. Acute care general, Veterans Administration (VA) and military hospitals present prime opportunities for Misonix. The patient population of chronic and traumatic wounds is large. Misonix has developed a line of disposable procedural trays for surgical debridement that are expected to launch in early calendar 2011. The primary competitive product in the surgical wound debridement space is the VersaJet™ (Smith & Nephew). This product uses a high-pressure stream of saline, which, as compared to the SonicOne, is relatively dated technology.

SonicOne will be available for purchase on a GSA contract for all government facilities in the near future. Misonix has entered into an agreement with a strategic partner to place its products onto a GSA contract. The strategic partner will generate sales leads, process bids and take orders for Misonix through its own client base. This is an efficient way for Misonix to sell into the government segment because it allows government accounts to easily access our products and reduces the time to purchase.

The revenue prospects for SonicOne should substantially improve as the focus expands into the operating room (“OR”) for wound debridement procedures. This will be accompanied by the launch of a full line of disposable procedure trays to address the needs of the OR as compared to the outpatient setting.
Domestically, the SonicOne is marketed through a network of specialty sales agencies. As marketing and product developments expand into the OR many of the clinicians that are part of the current call pattern in the wound care clinics and long-term acute care hospitals are the same people that we will focus on with the OR based debridement initiative.

SonicOne Product Summary

Addressable U.S. market:	$250 million in the U.S.
1) Outpatient/ wound care clinics	Approximately. 2,000 facilities in U.S.
2) Long Term acute care hospitals	Approximately 400 facilities in U.S.
3) Hospital (OR)	Over 7,000 facilities in U.S.
4) VA Locations	Over 500 facilities in the U.S.

Average unit selling price	$40,000 per system and $400 for operating procedure disposables

Marketed by:	Domestic: Specialty Agencies International: Specialty Distributors

CMS reimbursement for outpatient	Reimbursed using established CPT codes for wound debridement
CMS reimbursement for inpatient/OR use	Reimbursed using established codes for wound debridement.

Principal competitors	Ultrasonic Debridement in Clinic: Söring Sonoca (Germany), Arobella Qoustic (U.S.)
Surgical Debridement in OR: Smith & Nephew VersaJet™

SonaStar®
Ultrasonic Surgical Aspiration System
SonaStar is primarily marketed for use in neurosurgery. A secondary market, liver resection, presents a segment where growth prospects are believed to be particularly attractive for this product. In the U.S., Misonix sells this product directly to hospitals using a network of specialty sales agencies that employ more than 75 salespeople. In other countries, the SonaStar is represented by a specialty distributor organization selling direct to hospitals. Direct to hospital sales in the U.S. translates to higher profit margins with better account control and steadily improving brand equity.
SonaStar is engineered to provide powerful and precise ultrasonic soft tissue aspiration as well as fragmentation of hard and soft tissues. It is indicated for open to minimally invasive surgery; and can be used for neuro, general, thoracic and gynecologic surgical procedures. SonaStar is also capable of precise shaving of bony structures to gain access to the softer tissue behind the bones.
The SonaStar operates at a powerful 23kHz frequency and allows for quick and efficient removal of hard and calcified tumors. The system brings surgical aspiration technology to a high level. Active process control maintains all performance parameters such as ultrasound, irrigation and aspiration at optimum settings. Hand instruments are well-balanced and ergonomically designed.
SonaStar
Dynamic tissue management enables intuitive control over loading characteristics from delicate tumor removal to de-bulking of calcified tumors. Load adjustments are as intuitive as altering automotive speed with a gas pedal. A wireless footswitch, the only wireless footswitch available for an ultrasonic surgical aspirator, controls up to four functions: ultrasound, ultrasound + COAG, COAG and fluid infiltration while offering the convenience of a cordless device. The system includes a wide variety of single-use sterile products, including aspiration probes and associated tubing.
Management believes that the SonaStar is highly competitive with, and in some respects superior to, comparable products sold by Integra Life Sciences, which is the largest supplier of ultrasonic surgical tissue ablation systems and has a market share in excess of 50%. The market for ultrasound instruments continues to grow at the expense of older manual approaches to tumor removal. Misonix is focusing its marketing on two surgical procedures that are believed to be prime targets for expanded use of the SonaStar—the removal of brain tumors and liver resections.

Brain tumors. Approximately 20,000 primary brain tumors are diagnosed in the U.S. each year. Secondary brain cancer occurs in 20–30% of patients with metastatic disease. In the United States, about 100,000 cases of secondary brain cancer are diagnosed each year. Many tumor or cancer types can spread to the brain, the most common being cancer of the lung, breast, kidney, bladder and melanoma. Surgery is the most widely used treatment modality and is often done concurrently with radiation and or chemotherapy. Surgery may be used for metastatic brain tumors when there is a single lesion and when there is no cancer elsewhere in the body. Some may be completely removed. Tumors that are deep or that infiltrate brain tissue may be de-bulked in order to reduce pressure and relieve symptoms in cases when the tumor cannot be removed.
Liver Cancer. Liver cancer is the third most common cause of cancer-related death and the liver is a common site for metastatic disease from cancer arising in other organs. In the U.S., liver metastases are much more common than primary liver cancer. The liver’s large size, high volume of blood flow, and dual blood supply (the hepatic artery and portal vein) make it particularly vulnerable to invasion by cancerous cells, especially those originating in the colon, rectum, lung and breast. Surgical removal of the tumor is standard treatment for liver cancer.
Marketing. SonaStar marketing is focused on neurosurgery and liver surgery, supported by specialty sales agents in the U.S. and specialty distributors worldwide.

SonaStar Product Summary

Addressable market:	$120 million in the U.S.
Procedure size of addressable market:	5,000 brain tumor surgeries per year / 7,000 liver resections

Marketed by:	Domestic: Specialty Agencies International: Specialty Distributors

Average unit price	$115,000 per system and $500 per procedure disposables

Primary competitors	Integra Life Sciences, Stryker, Soering

Testimonials
BoneScalpel
• “I have performed over 100 laminectomies for single and multilevel cases and including revisions. It saves me 30-60 min per case when performing decompressions. The BoneScalpel gives me a high level of control in cutting bone structures with ease and precision while being able to stop right on the ligamentum flavum. It offers a considerable improvement in safety. The learning curve has been minimal and it is very intuitive to use.”
Arnold M. Schwartz, MD, Orthopedic Spine Surgeon, Huntington Hospital, Huntington, NY
• “The device cuts through bone quickly and precisely. I observed no damage to soft tissue once it comes in contact. The ultrasonic energy is dispersed. The system qualities are essential for spinal bone incisions in close proximity to spinal nerve roots and the dura such as laminectomies. With growing experience with the device. I have observed shorter duration of surgery and a decrease in bleeding.”
Nachshon Knoller, MD, Sheba Medical Center, Tel-Hashomer, NA, Israel
• “I have utilized the device in over 90 patients in cervical, thoracic and lumbar applications. Its major advantage is the ability to cut bone while preserving underlying neural and non-bony structures. This greatly reduces the risk of dural laceration. The ultrasonic cut reduces bleeding from the bone edges and efficiently eliminates soft tissue bleeding.”
William C. Welch — MD, FACS, FICS, Chief of Neurosurgery, The Pennsylvania Hospital, Philadelphia, PA
SonicOne
• “SonicOne is an extremely useful tool in our out-patient clinic to safely and effectively debride wounds when other methods were totally ineffective. The SonicOne has now become a standard of care in our wound care center for rapid wound healing. Bio-burden is a significant contributor to non-healing chronic wounds. With routine use of SonicOne, I have observed a significant improvement to overall healing when bio-burden was a factor or issue to non-healing”.
Joseph P. Cavorsi, M.D., Medical Director,The Center for Advanced Wound Care
• “The SonicOne is indispensible in our clinic. There is a great sense of security to be able to achieve reduction in necrosis, debris, and bacteria from our patient’s wounds with minimal to no discomfort, as well as the satisfaction of promoting wound healing at the same time.”
Dot Weir, RN, CWON, CWS, Program Director, Wound Healing Center, Osceola Regional Medical Center

Other Products
AutoSonixTM
Soft Tissue Tran-section and Cauterization
Misonix has been a pioneer in the development of ultrasonic instruments to transect and fragment soft tissue, and to coagulate and seal blood vessels through a process that is generally regarded as superior to electro-cauterization. This ultrasonically powered “cut and coagulate” approach has grown sharply in parallel with the number of minimally invasive procedures, especially those done laparoscopically. Misonix markets this product exclusively, worldwide, through Covidien. The market is large, however, market leadership has gone to the Harmonic Scalpel® sold by the Ethicon Division of Johnson & Johnson.
LySonix™
Ultrasound Assisted Liposuction
The LySonix 3000 Ultrasound Assisted Liposuction System (UAL) is distributed by Mentor Corporation, now a division of Johnson & Johnson. The product will be emphasized by J&J and growth in the large cosmetic and body sculpting markets should accelerate.
In UAL, ultrasonic waves emitted by a probe are used to break up the fat and liquefy it into an emulsion. As the fat is emulsified, it can then be easily suctioned with the tumescent fluid. The use of ultrasound reduces tissue damage and bleeding because no mechanical action is necessary to break up the fat. Moreover, less suction is needed to pull out the fat when it is in a liquid state. As stated by the American Society of Plastic Surgeons, “Ultrasonic Assisted Lipoplasty has been shown to improve the ease and effectiveness of liposuction in fibrous areas of the body and is commonly used in secondary procedures when enhanced precision is needed.”
UAL systems can be especially useful in removing large volumes of fat in a single operation with up to 50% less bleeding. There have been reports that ultrasound methods actually contract the skin as the procedure is underway. Ultrasound can also help break up fat in the face, neck, abdomen, back, buttocks, and calf where tough and fibrous deposits cannot be removed with traditional methods without significant damage to the surrounding tissue. The primary competitor in UAL is Sound Surgical, Inc. which markets the Vaser System™.
Laboratory Air Filtration and Forensic Analysis
We manufacture and sell portable ductless fume hood systems to hospitals and laboratories, as well as related forensic testing equipment, mainly to law enforcement agencies. Misonix has been in this business since the mid-1990s and it is the only part of the industrial products side of the Company that management has chosen to retain. This business generates roughly $3 million in annual revenues and makes a solid contribution both to profits and the absorption of corporate overhead.

The Company’s portable ductless fume hoods are mostly self-contained carbon or HEPA filtered enclosures that remove hazardous fumes, vapors and particles from virtually any laboratory application. Ductless hoods require no installation and are deployed simply by placing a unit on an existing countertop or cart in order to immediately improve the air quality. Misonix also designs and manufactures related products for forensic analysis that are used for fingerprinting, evidence drying or DNA testing and are used by law enforcement departments throughout the U.S.
High-Intensity Focused Ultrasound (“HIFU”)
After roughly a decade of involvement in the HIFU sector as a joint venture partner with others, Misonix has recently changed tactics and, in so doing, has carved out its own franchise in the sector and enhanced its long-term growth potential. In June of 2009 Misonix acquired three HIFU patents from ProRhythm, Inc. for a relatively small investment. Approximately 10 months later, Misonix exited its distribution agreement with USHIFU, LLC in the best interests of both companies’ growth strategies. Since the purchase, Misonix has filed for five additional patent claims. The focused objective of the Company’s continuing product development effort is to market new HIFU transducer technology either individually or in concert with a strategic partner.
One of the ProRhythm patents centers around the use of a flat, novel HIFU transducer design consisting of a flat shape transducer, and a focusing Fresnel lens. The Fresnel lens was developed in France more than a century ago, and was first widely used in lighthouses to transmit navigational lights further than was possible before. Substantially thinner than a conventional lens, the Fresnel lens is comprised of concentric sections known as Fresnel zones. The lens can effectively focus acoustical energy many centimeters away from the surface to create tissue ablation. This flat shape transducer-Fresnel lens combination is highly promising for use in HIFU applications in at least the following respect:
Fresnel Lens (1)
Vs. Conventional Lens (2)
•
It raises the possibility of developing much smaller, simpler, and less expensive HIFU systems — especially the HIFU probe component containing the transducer and lens, which is currently priced in the $5,000 — $8,000 range. By using less costly lens components and transducers that are currently available from multiple suppliers, the HIFU probe could conceivably open the door to a new generation of disposable products.

Baseline evaluation tests of a new HIFU transducer design covered by our IP have recently been completed successfully. Bench tests show that the transducer can create lesions up to 45mm in depth and fully developed all the way back to the tissue surface. Reduced manufacturing costs make the HIFU transducer suitable for use as a disposable component.
HIFU Background.
HIFU is a concentration of continuous beam ultrasound energy that raises the tissue in a pre-determined focal zone to a high temperature sufficient to ensure coagulative necrosis without blood loss or damage to the surrounding tissue. HIFU has significant clinical acceptance potential due in part to its minimally invasive character, single-session treatment, minimal anesthesia, and perceived short recovery period and quick return to daily activity.
The potential clinical efficacy for ablation of cancer tumors has not yet been thoroughly investigated. The “piecemeal” nature of an ablation process in which the volume of lesion destroyed at any given time is small (i.e. 1-3 mm wide / 5-20 mm high) makes it difficult to achieve complete and homogeneous ablation of the entire gland. Another limiting factor is the relatively high cost of current generation HIFU systems.
The world market for HIFU systems approximates $100 million in annual sales, and is fragmented both regionally and by medical specialty — for example, Chinese surgeons and European urologists. The two principal suppliers of ultrasound-guided transrectal HIFU devices for prostate cancer are EDAP of France (Ablatherm®) and USHIFU, LLC (Sonablate® 500). Although these devices are approved in Europe and the Far East, their use is currently limited in the U.S. to the treatment of uterine fibroids. HIFU is still investigational in the U.S. for cancer tumor ablation and Phase III trials are underway. China Medical Technologies (CMED) of Beijing, is a dominant supplier in China, which presently accounts for roughly half of all worldwide HIFU orders. Meanwhile, GE Healthcare has been a principal investor in Insightec, Ltd. (Israel) which is selling HIFU systems, mainly for treating uterine fibroids, in many large markets except Japan and Russia.
Future growth of HIFU will in large part be determined by FDA approval for ablation of cancer tumors, and the development of new technologies that can lower costs and increase the therapeutic range of HIFU as a treatment modality.

Stock Analysis and Valuation
Misonix has had a difficult time attracting investor or Wall Street interest while our story was confused by a mix of laboratory and medical device businesses. The sale of the non-core businesses, the focus on large market medical products, the international distribution, and the recurring revenues from the sale of disposables are expected to attract more interest.
52- Week Shock Chart
Source: Big Charts
The stock price remains at the lower end of its historic range. The market capitalization is only modestly higher trailing 12-month revenues and the Company’s book value. Our three leading medical devices — BoneScalpel™, SonicOne™ and SonaStar® — are believed to be strong entries in a $1 billion addressable market and each of these products is believed by our management to have outstanding growth potential.
A potential valuation driver for the Company could be the development of promising HIFU technology described in this report. Recently, the French company EDAP reported favorable clinical outcomes for over 800 patients with localized prostate cancer that were treated with its HIFU system. It was reported that for a representative number of patients, the cancer specific survival rate and the freedom from metastatic disease rate were 99% and 97%, respectively, at 8 years.
Management and directors control 20.7% of the Company’s shares while most of the remainder is held in the form of small institutional holdings or by individual investors.

		Shares Beneficially
Name	Affiliation	Owned on 11/02/2010	% of Class

Michael A. McManus, Jr.	CEO and Chairman	836,751	11.0
Dimensional Fund Advisors LP		511,508	6.8
Howard Alliger	Director	251,508	3.5
Richard Zaremba	Officer	148,000	2.1
Other Officers and Directors (8)		292,750	4.1

All Officers and Directors (11)		1,693,111	20.7	%*

*	Includes 1,164,410 shares which are issuable upon the exercise of presently vested options

Financial Statements
Misonix, Inc. and Subsidiaries
Consolidated Balance Sheets

	June 30,	September 30,
	2010	2010
	(Derived from
	audited
	statements)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$9,900,605	$9,413,437
Accounts receivable, less doubtful account allowance	2,335,653	1,920,689
Investments, net	2,699,717	2,919,243
Prepaid expenses and other current assets	515,427	362,283
Note receivable	1,075,105	920,145

Total current assets	16,526,507	15,535,797

Property, plant and equipment, net	500,215	526,084
Goodwill	1,701,094	1,701,094
Other assets	1,730,339	1,465,004

Total assets	$20,458,155	$19,227,979

Liabilities and stockholders’ equity
Current liabilities
Notes payable	177,679	84,491
Accounts payable	888,654	832,940
Accrued expenses and current liabilities	1,000,523	915,704

Total current liabilities	2,066,856	1,833,135

Capital lease obligations	14,274	10,474
Deferred lease liability	—	1,404
Deferred income	250,739	214,420

Total liabilities	2,331,869	2,059,433

Stockholders’ equity
Common stock ($0.01 par value shares, 20,000,00 authorized)	70,792	70,792
Additional paid-in capital	25,502,717	25,562,823
Accumulated deficit	(7,034,799)	(8,052.645)
Treasury stock, at cost, 77,800 shares	(412,424)	(412,424)
Total stockholders’ equity	18,126,286	17,168,546

Total liabilities and stockholders’ equity	$20,458,155	$19,227,979

Misonix, Inc. and Subsidiaries
Income Statement

	FY 2010	FY 2009	Fiscal 1Q	Fiscal 1Q
	(ended 6/30)	(ended 6/30)	(9/30/10)	(9/30/09)

Net sales — total	$13,371,275	$12,713,273	$3,257,988	$2,631,017
Medical devices	10,737,379	9,688,294	2,692,268	2,003,284
Laboratory and other	2,633,896	3,024,979	565,720	627,733

Gross profit — total	$6,526,495	$5,218,271	1,637,285	1,009,124
Medical devices	5,799,713	4,319,395	1,472,571	908,585
Laboratory and other	726,782	898,876	164,714	100,539

Operating expenses
Selling	$3,625,072	$2,619,510	965,007	919,607
General & administrative	5,055,848	5,018,143	1,217,805	1,312,680
Research & development	1,803,524	1,377,807	460,494	422,469

Total operating expenses	$10,484,444	$9,015,460	2,643,306	2,654,756

Loss from operations	(3,957,949)	(3,797,189)	(1,006,021)	(1,645,632)

Other income (expenses)
Interest income	28,227	67,170	50	14,025
Interest expense	(53,194)	(158,007)	(3,641)	(28,088)
Royalty income and
licensing fees	614,663	616,336	179,115	156,623
Royalty expense	(117,630)	(24,822)	(19,343)	—
Recovery of Focus Surgery, Inc. Investment	693,044	1,516,866	—	—
Other	(92,799)	282,721	45,409	10,164

Total other income	$1,072,311	$2,300,264	201,590	152,724

Net loss from continuing operations
Before income tax (benefit)	(2,885,638)	(1,496,925)	(804,431)	(1,492,908)

Income tax (benefit)	(694,796)	76,329	38,100	(245,764)

Net loss from continuing operations	$(2,190,842)	$(1,573,254)	(842,531)	(1,247,144)
Net loss from cont. operations attributed to Misonix shareholders—Diluted	$(0.31)	$(0.22)	$(0.12)	$(0.18)

Weighted average shares	7,001,369	7,001,369	7,001,369	7,001,369

Issued U.S. Patents
June 30, 2010

Expiration
Number	Description	Date
5,248,296	Wire with sheath — relating to the Company’s Alliger System for reducing transverse motion in its catheters.	12/24/10

5,306,261	Guidewire guides — relating to the Company’s Alliger System for a catheter with collapsible wire guide.	1/22/13

5,443,456	Guidewire guides — relating to the Company’s Alliger System for a catheter with collapsible wire guide.	2/10/14

5,371,429	Flow-thru transducer — relating to the Company’s liposuction system and its ultrasonic laboratory and scientific products for an electromechanical transducer device.	09/28/13

5,397,293	Catheter sheath — relating to the Company’s Alliger System for an ultrasonic device with sheath and transverse motion damping.	11/25/12

5,419,761	Liposuction — relating to the Company’s liposuction apparatus and associated method.	8/03/13

D409 746	Cannula for ultrasonic probe.	5/11/13

D408 529	Cannula for ultrasonic probe.	4/20/13

D478165	Cannula for ultrasonic probe.	8/05/17

5,465,468
Flow-thru transducer — relating to the method of making an electro-mechanical transducer device to be used in conjunction with the Company’s soft tissue aspiration system and ultrasonic laboratory and scientific products.
12/06/14

5,527,273	Ultrasonic probes — relating to an ultrasonic lipectomy probe to be used with the Company’s soft tissue aspiration technology.	10/6/14

5,769,211	Autoclavable switch — relating to a medical handpiece with autoclavable rotary switch to be used in medical procedures.	1/21/17

5,562,609	Ultrasonic surgical probe.	10/07/14

5,562,610	Needle for ultrasonic surgical probe.	10/07/14

Expiration
Number	Description	Date
6,033,375	Ultrasonic probe with isolated and Teflon coated outer cannula.	12/23/17

6,270,471	Ultrasonic probe with isolated outer cannula.	12/23/17

6,443,969	Ultrasonic blade with cooling.	8/15/20

6,379,371	Ultrasonic blade with cooling.	11/15/19

6,375,648	Infiltration cannula with Teflon coated outer surface.	10/02/18

6,063,050	Ultrasonic dissection and coagulation system.	10/16/17

6,036,667	Ultrasonic dissection and coagulation system.	08/14/17

6,582,440	Non-clogging catheter for lithotripsy.	12/26/16

6,454,730	Thermal film ultrasonic dose indicator.	04/02/19

6,613,056	Ultrasonic probe with low-friction bushings.	02/17/19

6,648,839	Ultrasonic medical treatment device for RF cauterization and related method.	05/08/22

6,660,054	Fingerprint processing chamber with airborne contaminant containment and adsorption.	09/10/21

6,736,814	Ultrasonic medical treatment device for bipolar RF cauterization and related method.	02/28/22

6,799,729	Ultrasonic cleaning and atomizing probe.	10/05/21

6,869,439	Ultrasonic dissector.	03/22/22

6,902,536	RF cauterization and ultrasonic ablation.	06/07/22

6,377,693	Tinnitus masking using ultrasonic signals.	06/23/14

6,173,062	Frequency transpositional hearing aid with digital and single sideband modulation.	03/16/14

6,169,813	Frequency transpositional hearing aid with single sideband modulation.	03/16/14

5,663,727	Frequency response analyzer and shaping apparatus and digital hearing enhancement apparatus and method utilizing the same.	06/23/15

7,442,168	High efficiency medical transducer with ergonomic shape and method manufacture.	04/01/23

7,223,267	Ultrasonic probe with detachable slidable cauterization forceps.	02/06/24

7,717,913	Cauterization and ultrasonic ablation instrument with multi hole collar and electrode MTG sleeve.	11/04/24

7,776,027	Medical Handpiece with automatic power switching means	7/11/22

6,492,762	Ultrasonic Transducer, Transducer Array, And Fabrication Method	3/22/20

6,787,974	Ultrasound Transducer Unit And Planar Ultrasound Lens	11/21/21

6,461,314	Intrabody HIFU Applicator	2/2/20

Risk Factors
An investment in Misonix involves risk. This report supplements information available in the Company’s Annual Report on Form 10-K for the year ended June 30, 2010 (the “10-K”) and related documents. Our business financial condition or results of operations could be materially adversely affected by any of these risks. These risks are more specifically set forth in the Risk Factors section of the 10-K. You should refer to the qualification and limitations of forward looking statements set forth immediately prior to the beginning of Item 1 of the 10-K. An investor should also refer to our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We disclaim any obligation to update our forward- looking statements. Additional risks not presently known to us, or that we currently deem immaterial, may also adversely affect our business, financial condition or results of operations.

Published by:
Misonix, Inc.
1938 New Highway
Farmingdale, NY 11735
Phone: 631-694-9555
Fax: 631-694-9412
Website:
http://www.misonix.com